Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500
                                                        Securian Logo

October 5, 2006

Ms. Ellen J. Sazzman
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Variable Annuity Account			Sent Via FAX: 202-772-9285
	Minnesota Life Insurance Company
	Registration Statement on Form N-4
	File Nos. 333-136242, 811-4294

Dear Ms. Sazzman:

Below are responses to the comments contained in your faxed letter dated September 29, 2006. Responses are presented in the same order as included in your letter. The changes referenced below are shown on hand-marked copies of the relevant pages of the typeset registration statement which are attached to this letter. These revisions will be incorporated into the registration statement via Pre-effective Amendment No. 2. At that time we will be requesting acceleration of the registration statement effective date for October 31, 2006.

1.	Overview:  Investment Options

       The changes requested have been incorporated. ?DCA? is defined in the Special Terms Section prior to the Overview Section.

2.	Market Value Adjustment

       The market value adjustment (MVA) associated with the Guaranteed Term Account options is not separately registered. This is stated in the section entitled ?Fixed Account(s) and the Guaranteed Term Account.? The guaranteed term account is an unregistered separate account of Minnesota Life. Amounts allocated do not participate in the investment gain or loss of the separate account.

3.	Overview:  Death Benefit Options

       The revisions requested have been incorporated.


4.	Separate Account Annual Expenses Table

a.	The revisions requested has been incorporated.
b.	I have added disclosure to address your request.
c.	I have added disclosure to address your request.  Although this charge is only deducted from assets in the variable sub-accounts, it is assessed against the full contract value which includes not only amounts held in the variable sub accounts, but amounts allocated to any fixed accounts.  As a result, it does not apply (or work) as a true ?separate account charge? and is therefore not appropriate to include as a separate account charge in the table.  I do however include it as part of the contractowner expense examples in order to exhibit for contractowners the actual costs of the optional benefit.
d.	There are various conditions and limitations that apply with respect to all of the optional riders, including when the rider may or may not be elected in conjunction with other riders. These are disclosed clearly in each of the applicable optional rider discussions. Noting only one of those conditions or limitations applicable to one feature in the fee and/or expense tables may have the tendency to mislead or worse, create a conflict in the disclosure. Additionally, attempting to include all of the relevant conditions or limitations of this nature for each of the optional riders takes away from the intended purpose of this section, which is to focus on the fees and expenses associated with each. For these reasons, we would respectfully request that the Staff reconsider the requested changes related to this comment. Please advise if you would like to discuss this in greater detail.

5.	Total Annual Portfolio Company Operating Expenses

	This confirms that the range of total annual fund operating expenses do not reflect any waiver or reimbursement arrangements in accordance with Form N-4, Item 3, Instruction 18.

6.	Examples

	This confirms that the Examples do not include any fee waivers or reimbursements in accordance with Form N-4, Item 3, Instruction 21.

7.	Dollar Cost Averaging

	The Dollar Cost Averaging language has been revised to clarify the points you have raised.



8.	DCA Fixed Account Option

	I have added language to the example to clarify. Additionally, this is addressed in the third paragraph under the heading ?DCA Fixed Account
Option?.

9.	Contract Charges and Fees

	A section entitled ?underlying portfolio charges? has been added following Market Value Adjustment.

10.	Underwriter

	The revisions requested have been incorporated.

11.	Annuity Options

	You asked for a brief explanation of the mortality and expense risk charge (?M&E charge?), which continues after contract annuitization, as it relates to individual annuity owners who may elect a non-life contingent annuity option. The pricing for the M&E charge is done on an aggregate, rather than an individual contract basis. That is, the charges are based on the entire (anticipated) pool of contract owners. The mortality risk charge is bundled with the expense risk and incorporates the projected risks that the pool of contracts may or may not experience and as well as the choices that may or may not be made by individuals that own contracts within the pool (e.g., life contingent or non-life contingent annuity options, early surrender of contract, never annuitizing the contract, etc.). While a specific contract owner?s choice to use a non-life contingent annuity option may eliminate the mortality risk of the insurer for that particular contract, there continue to be expense risks to the insurer. For example, a non-life contingent annuity option allows for the possibility of commutation (under ?22(e) of the Investment Company Act), which would require the liquidation of investments used to back up the annuity payments. In accordance with Investment Company Act ?26(e)(2)(A), we believe that the fees and charges under the contract, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred and the risks assumed by the insurance company. The registrant makes this representation under Item 32(d) in its registration statement.

	Currently, we clearly disclose that the M&E charge continues after annuitization. I discussed this issue on a recent review of a similar product. At that time I offered to add additional disclosure that would note that this charge is taken notwithstanding the fact that there is no longer a specific mortality risk to the insurance company once the contract has been annuitized using a non-life contingent annuity option. However the staff did not request that clarification. Please advise as to whether you require any further discussion.

12.	Death Benefits

	The DSC does not apply to amounts payable as a death benefit. Under the ?Death Benefits? section, the death benefit is the greater of a, b or c, where paragraph (b) provides total purchase payments, adjusted for partial withdrawals. Partial withdrawals may however be subject to DSC or MVA. I have added language to further clarify this point.

13.	Estate Enhancement Benefit

a.	The EEB option provides a benefit based on the gain in the contract.
This includes any gain which may result from interest credited under
Fixed Accounts in the contract.  The charge for this option (0.25%)
is applied against amounts held in the variable accounts only.  The interest credited in the fixed accounts is also reduced.  This is not unlike other products in the marketplace in this regard.  In addition to this disclosure, we include the language requested by the Staff previously in the section entitled ?Fixed Accounts and
Guaranteed Term Accounts? which provides that the Staff has not reviewed the sections related to the fixed accounts or guaranteed term accounts and that these sections are not registered but are still subject to the generally applicable provisions of the federal securities laws relating to accuracy of statements made in registration statements.
b.	I believe this point is already addressed in our disclosure.  The second bullet point under the heading Estate Enhancement Benefit
(EEB) Option provides ?Once you elect this option you may not terminate or cancel the option.?
c.	The second prong of the EEB calculation has two purposes:  1) to provide an overall cap to the benefit to allow effective risk management to the insurer; and 2) to preclude a contract owner recently diagnosed with a terminal illness from making large purchase payments in an effort to manipulate and maximize the EEB benefit.  Since gain during the early years of the contract is not likely to hit this cap, the reduction for purchase payments in the last 12 months doesn?t begin until the third contract year.  This rider is used with other registration statements and the language used to describe the formula is the exact language taken from the other registration statement and policy form which was approved in almost all states about three years ago.  As such, we do not wish to alter the description.  Please let me know if you would like to discuss this language further.
d.	We have determined not to include an example of the EEB calculation at this time. In addition to the prospectus, we do have product sales materials which have been filed and approved by the NASD, that describe how the EEB operates.

14.	Guarantee Periods of the Guaranteed Term Account

	I have moved the ?Transfers? and ?Withdrawals? sections up to follow the ?Renewals? section, and have clarified the ?Transfers? section to address your comment better.

15.	Voting Rights

	The requested revision has been incorporated.

16.	Legal Proceedings

	This confirms that there are no material pending legal proceedings that must be disclosed pursuant to Item 13.

17.	Power of Attorney (Part C)

	A power of attorney with the ?33 Act number will be included in the next pre-effective amendment.

18.	Miscellaneous

	The text referenced as the next to last paragraph of the Transfer section ( at page 10) appears to be consistent with the marked word document as in our filing 333-136242. The compare feature of Word, however, failed to show the same break in the text as shown on our filing. The text in our filing is as it should read.

	The text in the Word document comparison for the Premier Death Benefit Option is less clear as to the result. The text in our filing is accurate. The only substantive change we made was to eliminate the 5% Death Benefit Increase Option for this product. This necessitated some revision to the Premier Death Benefit language since the 5% Death Benefit formula is part of the description. The text in the filing is as it should read. We are not aware of other discrepancies in our filing.

19.	Financial Statements, Exhibits, and Other Information

	All of the appropriate items will be included in the pre-effective amendment filing.

20.	Tandy Representations

	The appropriate Tandy representation will be included as requested.

If you have any additional questions or concerns, please contact me directly at the number provided below. If there are no additional items to address, please make us aware of that and we will proceed with our pre-effective amendment filing and acceleration request.

Sincerely,

/S/ Michael P. Boyle

Michael P. Boyle
Counsel
Minnesota Life Insurance Company
(651) 665-3708



Ms. Ellen J. Sazzman
October 2, 2006
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Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.